UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Audience, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

05070J102
(CUSIP Number)

ERIC SINGER
VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,179,389
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,179,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,179,389
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,179,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,179,389
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,179,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 05070J102

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,179,389
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,179,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05070J102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Audience, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 331 Fairchild Drive, Mountain View, California 94043.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Vertex Opportunities Fund, LP, a Delaware limited partnership (“Vertex Opportunities”), with respect to the Shares directly and beneficially owned by it;

(ii)	Vertex GP, LLC, a Delaware limited liability company (“Vertex GP”), as the general partner of Vertex Opportunities;

(ii)	Vertex Capital Advisors, LLC, a Delaware limited liability company (“Vertex Capital”), as the investment manager of Vertex Opportunities; and

(viii)	Eric Singer, as the managing member of each of Vertex GP and Vertex Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 825 Third Ave. 33rd Floor, New York, New York 10022.

(c)           The principal business of Vertex Opportunities is investing in securities.  The principal business of Vertex GP is acting as the general partner of Vertex Opportunities. The principal business of Vertex Capital is serving as the investment manager to Vertex Opportunities and certain other investment funds.  The principal occupation of Mr. Singer is serving as the managing member of each of Vertex GP and Vertex Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Vertex Opportunities, Vertex GP, and Vertex Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

CUSIP NO. 05070J102

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially held by Vertex Opportunities were acquired with its working capital in open market transactions (unless otherwise noted), as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,179,389 Shares beneficially owned by Vertex Opportunities is approximately $4,438,401, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 22,976,670 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2014.

A.	Vertex Opportunities

(a)	As of the close of business on February 9, 2015, Vertex Opportunities beneficially owned 1,179,389 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,179,389
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,179,389

CUSIP NO. 05070J102

(c)	The transactions in the Shares by Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Vertex GP

(a)	Vertex GP, as the general partner of Vertex Opportunities, may be deemed the beneficial owner of the 1,179,389 Shares owned by Vertex Opportunities.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,179,389
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,179,389

(c)
Vertex GP has not entered into any transactions in the Shares in the past sixty days.  The transactions in the Shares by Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Vertex Capital

(a)	Vertex Capital, as the investment manager to Vertex Opportunities, may be deemed the beneficial owner of the 1,179,389 Shares owned by Vertex Opportunities.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,179,389
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,179,389

(c)
Vertex Capital has not entered into any transactions in the Shares in the past sixty days.  The transactions in the Shares by Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Eric Singer

(a)	Mr. Singer, as the managing member of Vertex GP and Vertex Capital, may be deemed the beneficial owner of the 1,179,389 Shares owned by Vertex Opportunities.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,179,389
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,179,389

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 05070J102

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 10, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 9, 2015, Vertex Opportunities sold in the open market to counterparties put options, giving the counterparties the right, but not the obligation, to deliver to Vertex Opportunities 50,000 Shares at an exercise price of $5.00 per Share, if such right is exercised prior to or on August 21, 2015. Such Shares are included in the beneficial ownership amounts for Vertex Opportunities reported on this Schedule 13D.  Each of the Reporting Persons specifically disclaims beneficial ownership of such Shares.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Vertex Opportunities Fund, LP, Vertex GP, LLC, Vertex Capital Advisors, LLC and Eric Singer, dated February 10, 2015.

CUSIP NO. 05070J102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2015

VERTEX OPPORTUNITIES FUND, LP

By:	Vertex GP, LLC, General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VERTEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Manager Member

VERTEX CAPITAL ADVISORS, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
ERIC SINGER

CUSIP NO. 05070J102

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX OPPORTUNITIES FUND, LP

Sale of Common Stock	(10,900)	4.2483	12/17/2014
Sale of Common Stock	(3,000)	4.3500	12/18/2014
Purchase of Common Stock	20,100	4.1549	12/24/2014
Sale of Common Stock	(15,000)	4.5474	12/31/2014
Purchase of Common Stock	70,000	4.0034	01/21/2015
Purchase of Common Stock	9,000	4.0696	01/22/2015
Purchase of Common Stock	20,322	4.0412	01/22/2015
Purchase of Common Stock	50,000	4.2540	01/28/2015
Purchase of Common Stock	45,000	4.0500	01/29/2015
Purchase of Common Stock	95,696	3.9731	02/03/2015
Purchase of Common Stock	90,100	3.9999	02/04/2015
Purchase of Common Stock	45,000	4.0767	02/05/2015
Purchase of Common Stock	27,055	4.0291	02/05/2015
Purchase of Common Stock	142,645	3.8838	02/06/2015
Purchase of Common Stock	18,257	4.1123	02/09/2015

Short Put Option ($5.00 Strike Price)	50,000	---	02/09/2015